ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

July 26, 2016	Rita Rubin
T +1 312 845 1241
F +1 312 845 5609
rita.rubin@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Calamos Investment Trust (File No. 811-05443)

Ladies and Gentlemen:

On behalf of Calamos Investment Trust (the “Registrant”), we are filing today by electronic submission via EDGAR a registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	Calamos Focus Growth Fund, a series of the Registrant, into Calamos Growth Fund, another series of the Registrant; and

2)	Calamos Long/Short Fund, a series of the Registrant, into Calamos Phineus Long/Short Fund, another series of the Registrant.

The Registration Statement is proposed to become effective on August 25, 2016 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct any questions you may have with respect to this filing to me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin

Rita Rubin, Esq.

cc:	John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Paulita A. Pike, Esq.